Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated November 12, 2010

Relating to Preliminary Prospectus dated November 9, 2010

Registration No. 333-168111

GENERAL GROWTH PROPERTIES, INC.

(formerly New GGP, Inc.)

FREE WRITING PROSPECTUS

This free writing prospectus relates to the common stock of General Growth Properties, Inc., formerly New GGP, Inc. (“New GGP”), described in the preliminary prospectus (the “preliminary prospectus”) included in Amendment No. 4 to New GGP’s Registration Statement on Form S-11 (file No. 333-168111) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2010, as further amended by Amendment No. 5 to the Registration Statement filed with the SEC on November 12, 2010, relating to New GGP’s proposed offer and sale of its common stock.  This free writing prospectus relates only to the securities described in the Registration Statement and should be read together with the preliminary prospectus included in the Registration Statement filed with the SEC on November 9, 2010.

To view the preliminary prospectus included in Amendment No. 4 to New GGP’s Registration Statement, click on the following link on the SEC web site at www.sec.gov (or if such address has changed, by reviewing New GGP’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1496048/000104746910009472/a2200330zs-11a.htm

Capitalized terms used herein and not otherwise defined shall have such meanings as set forth in the preliminary prospectus.

Consummation of Plan of Reorganization

On November 9, 2010, GGP, Inc., formerly General Growth Properties, Inc. (“Old GGP”), and its debtor subsidiaries emerged from bankruptcy pursuant to its plan of reorganization (the “Plan”).  In connection with the consummation of the Plan:

•                  New GGP became the indirect parent of Old GGP;

•                  New GGP was renamed General Growth Properties, Inc. and Old GGP was renamed GGP, Inc.;

•                  New GGP’s common stock commenced trading on the New York Stock Exchange under the symbol “GGP”; and

•                  the spinoff of The Howard Hughes Corporation (“THHC”) as described in the preliminary prospectus was completed, and THHC’s common stock commenced trading on the New York Stock Exchange under the symbol “HHC”.

Other Recent Developments

On November 10, 2010, New GGP announced that its post-emergence board of directors has approved New GGP’s dividend reinvestment plan described in the preliminary prospectus for implementation in early 2011.  In addition, each of the Plan Sponsors and the Blackstone Investors have agreed (subject to tax, applicable regulatory and other legal requirements) that for 2011 and 2012 they would elect to participate in the plan and have dividends paid on the shares that they hold largely reinvested in shares of New GPP common stock, which will enable New GGP to pay a larger cash dividend to other shareholders while maintaining liquidity to support its operations.

Also on November 10, 2010, New GGP announced that it has entered an agreement to sell Gateway Overlook, a strip shopping center in Columbia, Maryland, for a gross sales price of approximately $90 million.

Clarifications to Notes to Pro Forma Financial Information

New GGP has expanded certain disclosure in the footnotes to its Unaudited Pro Forma Condensed Consolidated Financial Information contained in the preliminary prospectus.  The Unaudited Pro Forma Condensed Consolidated Financial Information with the footnotes so clarified is attached in its entirety hereto as Annex A.  There were no revisions to the Unaudited Pro Forma Condensed Consolidated Balance Sheet and Statements of Operations contained in the preliminary prospectus.

Share Allocation

An affiliate of Brookfield Investor has expressed an interest in purchasing up to 15 million shares of common stock offered by the preliminary prospectus at the initial price to the public.  The underwriters are willing to make an allocation up to such amount at New GGP’s request.  However, such affiliate (which is not a Plan Sponsor) of Brookfield Investor is not obligated to purchase any shares of common stock, and any such purchase is subject to acceptance by such potential purchaser of the final terms of the offering.

New GGP has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement for more complete information about New GGP and this offering.  You may get offering documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing

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prospectus-ny@ny.email.gs.com; or Deutsche Bank Securities Inc., Attn: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, telephone: (800) 503-4611 or e-mail at prospectusrequest@list.db.com.

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Annex A

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information has been developed by applying pro forma adjustments to the historical consolidated financial information of Old GGP appearing elsewhere in this prospectus. The unaudited pro forma condensed consolidated balance sheet gives effect to the transactions described below as if they had occurred on September 30, 2010. The unaudited pro forma condensed consolidated statements of operations give effect to the transactions described below as if they had occurred on January 1, 2009. All significant pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed consolidated financial information which should be read in conjunction with such pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial information gives effect to the following:

•      the transfer of certain assets and liabilities of Old GGP to THHC and the distribution of THHC common stock to the Old GGP stockholders and GGPLP unitholders, in each case pursuant to the Plan;

•      the effectiveness of the Plan, including the satisfaction, payment and/or reinstatement of liabilities subject to compromise of Old GGP, the consummation of the transactions contemplated by the investment agreements which provide for, among other things, investments by the Plan Sponsors, the Blackstone Investors and Texas Teachers of a $6.8 billion equity investment in New GGP and its subsidiaries and the Pershing Square Bridge Notes, the exchange of the common stock of Old GGP for the common stock of New GGP on a one-for-one basis and the conversion of outstanding Old GGP options into options to acquire the same number of shares of New GGP common stock with an exercise price based upon the New GGP market value following the Effective Date; and

•      the issuance of the $1.89 billion of common stock offered by this prospectus assuming a price of $14.00 per share and the repurchase, after reduction of the gross proceeds for fees and offering expenses, of $1.6 billion of common stock held by Pershing Square, Fairholme and Texas Teachers as of the Effective Date; and

•      the estimated adjustments required by the acquisition method of accounting as a result of the structure of the Plan Sponsors’ investments.

The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position that would have actually been reported had the transactions reflected in the pro forma adjustments occurred on January 1, 2009 or as of September 30, 2010, respectively, nor is it indicative of our future results of operations or financial position. In addition, Old GGP’s historical financial statements will not be comparable to New GGP’s financial statements following emergence from bankruptcy due to the effects of the consummation of the Plan as well as adjustments for the effects of the application of the acquisition method of accounting.

The structure of the Plan Sponsors’ investments will trigger the application of the acquisition method of accounting, as the Plan and the consummation of the Investment Agreements and the Texas Teachers investment agreement constitutes a “transaction or event in which an acquirer obtains control of one or more “businesses” or a “business combination” (ASC 805-10-05-1) requiring such application. New GGP is the acquirer that obtains control as it obtains all of the common stock of Old GGP (a business for purposes of applying ASC 805) in exchange for issuing its stock to the Old GGP common stockholders on a one-for-one basis (excluding fractional shares).

After the Effective Date, the Plan Sponsors and Texas Teachers (or, if the ownership of the Plan Sponsors and Texas Teachers are reduced by 50%, by the holders of New GGP common stock pursuant to Old GGP’s rights to make such reductions as a result of the sale of common stock offered by this prospectus) will own a majority of the outstanding common stock of New GGP. The Old GGP common stockholders are expected to hold approximately 317 million shares of New GGP common stock at the Effective Date; whereas, the Plan Sponsors, Texas Teachers and the holders of New GGP common stock as a result of this offering, if any, are expected to hold approximately 679 million shares of New GGP common stock on such date.

“Fresh Start” accounting does not apply to New GGP because although Old GGP common stockholders will acquire less than 50% of the voting shares of New GGP, the reorganization value of New GGP’s assets exceeds the total of all post-petition liabilities and allowed claims (ASC 852-10-45-19). The pro forma condensed consolidated financial information presented, including allocations of the purchase price, is based on available information and assumptions that are factually supportable and that we believe are reasonable under the circumstances, including the estimated timing of the consummation of the Plan (including liabilities disposed or settled), and preliminary estimates of the fair values of assets acquired and liabilities assumed. These estimates and assumptions will be revised as additional information becomes available.

The estimated purchase price for purposes of the application of the acquisition method of accounting was calculated using the equity contributions of the Plan Sponsors and Texas Teachers and a $14.00 per share assumed value of the common stock of New GGP issued to the equity holders of Old GGP (based on such offered per share price by the Plan Sponsors) plus the assumed liabilities of New GGP (at fair value). Such calculation yields an estimated purchase price of approximately $32.9 billion. A $1.00 per share increase in the assumed value per share for the Old GGP shareholder shares would result in an approximately $319 million increase in such purchase price. The aggregate fair value of the assets and liabilities of New GGP, after the distribution of THHC pursuant to the Plan, were computed using estimates of future cash flows and other valuation techniques, including estimated discount and capitalization rates, and such estimates and techniques were also used to allocate the purchase price of acquired property between land, buildings and improvements, equipment and identifiable intangible assets and liabilities such as amounts related to in-place at-market tenant leases, acquired above and below-market tenant and ground leases and tenant relationships.

The fair values of tangible assets are determined on an “if vacant” basis. The “if vacant” fair value is allocated to land, where applicable, buildings and tenant improvements based on comparable sales and other relevant information with respect to the property. Specifically, the “if vacant” value of the building improvements was calculated using a cost approach utilizing published guidelines for current replacement cost or actual construction costs for similar, recently developed properties; and an income approach. Assumptions used in the income approach to the value of buildings include: capitalization and discount rates, lease-up time, market rents, make ready costs, land value, and site improvement value. We believe that the most influential assumption in the estimation of value based on the income approach is the assumed discount rate and an average one half of one percent change in the aggregate discount rates applied to our estimates of future cash flows would result in an approximate 3.5 percent change in the aggregate estimated of value of our real estate investments.

The estimated fair value of in-place tenant leases includes lease origination costs (the costs we would have incurred to lease the property to the current occupancy level of the property) and the lost revenues during the period necessary to lease-up from vacant to the current occupancy level. Such estimate includes the fair value of leasing commissions, legal costs and tenant coordination costs that would be incurred to lease the property to this occupancy level. Additionally, we evaluate the time period over which such occupancy level would be achieved and include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period, which generally ranges up to one year. The fair value of acquired in-place tenant leases is included in the balance of buildings, tenant improvements and equipments and amortized over the remaining lease term for each tenant.

Intangible assets and liabilities were calculated for above-market and below-market tenant and ground leases where we are either the lessor or the lessee. Above-market and below-market tenant and ground lease values were valued (using an interest rate which reflects the risks associated with the leases acquired) based on the difference between the contractual amounts to be received or paid pursuant to the leases and our estimate of fair market lease rates for the corresponding leases, measured over a period equal to the remaining non-cancelable term of the leases, including below market renewal options. The variance between contract rent versus prevailing market rent is projected to expiration for each particular tenant and discounted back to the date of acquisition. Significant assumptions used in determining the fair value of leasehold assets and liabilities include: (1) the market rental rate, (2) market reimbursements, and (3) the market rent growth rate. Above and below-market lease values are amortized over the remaining non-cancelable terms of the respective leases (approximately five years for tenant leases and approximately 50 years for ground leases). The remaining term of leases with lease renewal options with terms significantly below (25% or more discount to the assumed market rate of the tenant’s space at the time the renewal option is to apply) market reflect the assumed exercise of such renewal options and assume the amortization period would coincide with the extended lease term. Due to existing contacts and relationships with tenants at our currently owned properties and that there was no significant perceived difference in the renewal probability of a tenant based on such relationship, no significant value has been ascribed to the tenant relationships at the properties.

We estimate that approximately 11% of our leases contain renewal options exercisable by our tenants. In estimating the fair value of the related below market lease liability presented in our pro forma financial statements, we assumed that tenants with renewal options would exercise this option if the renewal rate was at least 25% below the estimated market rate at the time of renewal. We have utilized this assumption, which we believe to be reasonable, because we believe that such a discount would be compelling and that tenants would elect to renew their leases under such favorable terms. We believe that at a discount of less than 25% the tenant also considers qualitative factors in deciding whether to renew a below-market lease and, accordingly, renewal is not assumed. In cases where we have assumed renewal of the below-market lease, we have used the terms of the leases, as renewed, including any below-market renewal options, to amortize the calculated below-market lease intangible. In connection with the preparation of our financial statements for the year ended December 31, 2010, we will refine this assumption prior to completing our final acquisition accounting adjustments and these revised assumptions, if any, may cause the estimated fair values for the below-market lease liability and the resulting effects of such liability amortization on future operations presented in our pro forma financial statements to differ from the amounts presented herein. However, we believe that using a discount to estimated market rates of less than 25% would not materially change the below-market lease intangible or the amortization of such intangible in the periods presented in the pro forma financial statements or in future periods.

With respect to our investments in the Unconsolidated Real Estate Affiliates, our fair value reflects the fair value of the property held by such affiliate, as computed in a similar fashion to our majority owned properties. Such fair values have been adjusted for the consideration of our ownership and distribution preferences and limitations and rights to sell and repurchase our ownership interests.

The fair values of our financial instruments approximate their carrying amount in our financial statements except for debt. Notwithstanding that we do not believe that a fully-functioning market for real property financing exists currently, the acquisition method of accounting requires that management estimate the fair value of our debt. We estimated the fair value of this debt based on quoted market prices for publicly-traded debt, recent financing transactions (which may not be comparable), estimates of the fair value of the property that serves as collateral for such debt, historical risk premiums for loans of comparable quality, the current London Interbank Offered Rate (“LIBOR”), a widely quoted market interest rate which is frequently the index used to determine the rate at which we borrow funds and U.S. treasury obligation interest rates, and on the discounted estimated future cash payments to be made on such debt. The discount rates estimated reflect our judgment as to what the approximate current lending rates for loans or groups of loans with similar maturities and credit quality would be if credit markets were operating efficiently and assume that the debt is outstanding through maturity. We have utilized market information as available or present value techniques to estimate such amounts. Since such amounts are estimates that are based on limited available market information for similar transactions and do not acknowledge transfer or other repayment restrictions that may exist in specific loans, it is unlikely that the estimated fair value of any of such debt could be realized by immediate settlement of the obligation.

Any excess of the purchase price of New GGP as computed above over the net of the amounts assigned to assets acquired (including identified intangible assets) and liabilities assumed would be, under the acquisition method of accounting, considered to be goodwill. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Similarly, a deficit in the purchase price to the net of the amounts assigned to assets acquired and liabilities assumed would be considered a bargain purchase and be reflected in the equity of New GGP as of the Effective Date. The accompanying unaudited pro forma condensed consolidated financial information does not reflect an allocation of any such excess purchase price to goodwill, or bargain purchase to equity, as the purchase price, and the fair values of the assets and liabilities, that would determine that such an allocation should be made, are subject to significant estimation uncertainty.

Following the consummation of the Plan, we will be able to determine the final purchase price inherent in the investments made by the Plan Sponsors and we will finalize the accounting for these transactions. The final application of the acquisition method of accounting could differ from the amounts reflected in the unaudited pro forma condensed consolidated financial information and could result in goodwill or gain being reflected in our balance sheet on the Effective Date. In addition, such differences will likely result in operating results and financial condition different than that reflected in the unaudited pro forma condensed consolidated financial information. However, the adjustments presented in the pro forma condensed consolidated financial information reflect our good faith estimates which we believe to be reasonable in light of the facts and circumstances as they exist on the date of this prospectus, and on that basis we assume responsibility for their accuracy.

The unaudited pro forma statements of operations also assume that New GGP will qualify and elect to be taxed as a REIT for U.S. federal income tax purposes and assume that it distributes all of its taxable income as provided by the Code; and therefore, no New GGP income taxes have been provided for the periods presented. In addition, the pro forma condensed consolidated financial information presented is based on estimates and assumptions of claims that will be satisfied pursuant to the Plan; however, the amount of such claims and their treatment may change significantly from the amounts assumed below. The actual adjustments to Old GGP’s consolidated financial statements upon the consummation of the Plan will depend on a number of factors, including additional information available and the actual balance of Old GGP’s net assets on the date of the consummation of the Plan and the actual amount of claims reflected in the Plan on the Effective Date. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the information contained in “Plan of Reorganization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

Old GGP

Unaudited Pro Forma Condensed Consolidated Balance Sheet

as of September 30, 2010

	Historical	Less Distribution of THHC(A)	Offering(B)	Plan(C)		Acquisition Accounting(J)		Total
	(In thousands)
Assets:
Investment in real estate:
Land	$3,326,422	$194,181	$—	$—		$2,451,610	(K)	$5,583,851
Buildings and equipment	22,827,890	451,371	—	—		(929,179	)(K)	21,447,340
Less accumulated depreciation	(4,882,862)	(94,697)	—	—		4,788,165	(K)	—
Developments in progress	424,616	298,094	—	—		—	(K)	126,522
Net property and equipment	21,696,066	848,949	—	—		6,310,596	(K)	27,157,713
Investment in and loans to/from Unconsolidated Real Estate Affiliates	1,915,480	146,962	—	—		708,546	(L)	2,477,064
Investment property and property held for development and sale	1,906,163	1,893,779	—	—		(12,384	)(M)	—
Net investment in real estate	25,517,709	2,889,690	—	—		7,006,758		29,634,777
Cash and cash equivalents	630,014	2,811	214,124	144,130	(D)	—		985,457
Accounts and notes receivable, net	373,001	8,860	—	—		(279,396	)(N)	84,745
Goodwill	199,664	—	—	—		(199,664	)(O)	—
Deferred expenses, net	260,978	6,894	—	—		(254,084	)(P)	—
Prepaid expenses and other assets	761,567	146,786	—	35,744	(E)	1,556,389	(Q)	2,206,914
Total assets	$27,742,933	$3,055,041	$214,124	$179,874		$7,830,003		$32,911,893
Liabilities and Equity:
Liabilities not subject to compromise:
Mortgages, notes and loans payable	$16,927,928	$272,825	$—	$1,953,184	(F)	$545,451	(R)	$19,153,738
Investment in and loans to/from Unconsolidated Real Estate Affiliates	46,099	—	—	—		(46,099	)(L)	—
Deferred tax liabilities	792,170	751,910	—	—		(1,457	)(S)	38,803
Accounts payable and accrued expenses	1,317,622	318,580	—	(36,468	)(G)	1,195,838	(T)	2,158,412
Liabilities not subject to compromise	19,083,819	1,343,315	—	1,916,716		1,693,733		21,350,953
Liabilities subject to compromise:
Mortgages, notes and loans payable	6,932,135	63,951	—	(6,868,184	)(H)	—		—
Accounts payable and accrued expenses	904,721	74,142	—	(830,579	)(H)	—		—
Liabilities subject to compromise	7,836,856	138,093	—	(7,698,763	)(H)	—		—
Total liabilities	26,920,675	1,481,408	—	(5,782,047)		1,693,733		21,350,953
Redeemable noncontrolling interests:
Preferred	120,756	—	—	—		—		120,756
Common	115,117	—	—	—		(11,807	)(U)	103,310
Total redeemable noncontrolling interests	235,873	—	—	—		(11,807)		224,066
Commitments and Contingencies	—	—	—	—		—		—
Equity:
Common stockholders equity	562,413	1,572,830	214,124	5,961,921	(I)	6,098,160	(V)	11,263,788
Noncontrolling interests in consolidated real estate affiliates	23,972	803	—	—		49,917	(W)	73,086
Total equity	586,385	1,573,633	214,124	5,961,921		6,148,077		11,336,874
Total liabilities and equity	$27,742,933	$3,055,041	$214,124	$179,874		$7,830,003		$32,911,893

Notes to Pro Forma Condensed Consolidated Balance Sheet

(A)          Distribution of THHC:

Reflects the carrying value of assets and liabilities to be transferred to THHC pursuant to the Plan. In particular, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Distribution of THHC,” the assets and liabilities to be transferred to THHC, are expected to consist of all of Old GGP’s master-planned communities, nine mixed-use development opportunities, four potential mall development projects, seven redevelopment properties and other miscellaneous real estate interests. THHC will be capitalized with $250 million of initial equity from the Plan Sponsors pursuant to their investment agreements and Old GGP equity owners are expected to own a majority equity interest in THHC as of the Effective Date. Intercompany balances and transactions between entities to be owned by New GGP and THHC after the Effective Date that were previously eliminated within the historical financial statements of Old GGP, to the extent not specifically addressed by the provisions of the Plan, have been restored. In addition, the guidance in ASC 360-10-40-4 with respect to spin-off transactions requires that Old GGP record an impairment provision for the difference between the carrying amount and the fair value of the disposal group when the spin-off transaction is consummated. Accordingly, an impairment provision, currently estimated at approximately $488 million as described below, will be recorded by Old GGP as discontinued operations at the date of the spin-off. The estimated impairment provision is based on an estimated fair value of the disposal group calculated using the per share value of the carve-out group of net assets to be distributed to THHC of $38.00 per share based upon the NYSE closing price of THHC common stock which was traded on a “when issued” basis on November 5, 2010. When the distribution actually occurs, the fair value of the disposal group based on the trading price of THHC common stock will be known and the actual impairment provision recorded by Old GGP may vary significantly from this estimate.

The pro forma adjustments for the distribution of THHC do not reflect the new ownership structure or taxable status contemplated for THHC, the incremental costs that THHC will incur as a stand-alone public company or the costs associated with the transition services agreement that Old GGP expects to enter into with THHC on our behalf on or prior to the Effective Date. Accordingly, such pro forma adjustments for the THHC distribution will not agree to other financial information filed by THHC with respect to its assets and liabilities.

(B)          Offering Adjustments:

Reflects an increase in cash and cash equivalents and total assets of $214.1 million. The $1.8 billion of cash and cash equivalents and common stockholder equity amounts as a result of the issuance of the common stock offered hereby have been offset by $1.6 billion used for the repurchase of 135 million shares sold to Fairholme and Pershing Square at $10.00 per share, and approximately 24.4 million shares sold to Texas Teachers at $10.25 per share.

Notes to Pro Forma Condensed Consolidated Balance Sheet (Continued)

(C)          Plan Adjustments:

The pro forma adjustments for the Plan reflect the transactions called for by the Plan, which provide for the following Sources and Uses:

	(dollars in thousands)
Sources of Funds:
Brookfield Equity Investment	$2,309,000
Fairholme Equity Investment	2,506,000	(a),(b)
Pershing Square Equity Investment	1,004,000	(a),(b)
Texas Teachers Equity Investment	500,000	(a),(b)
Blackstone Equity Investment	481,000	(b)
Cash on hand	630,000	(c)
Total sources of funds	$7,430,000

	(dollars in thousands)
Uses of Funds:
Payments related to creditor and loan restructuring
2006 credit facility claims	$2,711,000
Rouse noteholder claims	875,000	(d)
GGPLP Exchangeable note claims	1,675,000	(d)
DIP loan claims, including principal	402,000
Other secured and unsecured claims	442,000
Loan payments and other escrows related to restructuring	178,000
THHC set up costs	15,000
Transaction fees and expenses	358,000
Total uses of funds	6,656,000
Net funds available as a result of the Plan	$774,000

(a)   The investment agreements with Fairholme, Pershing Square and Texas Teachers permit Old GGP to use the proceeds of a sale of, or binding commitments to sell, common stock of New GGP, including the common stock offered by this prospectus, for not less than $10.50 per share (net of all underwriting and other discounts, fees and related consideration) to repurchase up to 50% of the amount of New GGP common stock to be sold to Fairholme, Pershing Square and Texas Teachers on the effective date of the Plan. As presented in the column labeled “Offering” and discussed in note (B) above, we have assumed that the proceeds of this offering were used to repurchase such shares and the excess will be used for general corporate purposes.

(b)   Pursuant to the Blackstone Designation described elsewhere in this prospectus, Blackstone purchased approximately 7.6% of the New GGP common stock to be acquired by each of the Plan Sponsors. Accordingly, the table above assumes that the Blackstone Investors acquired such shares on the Effective Date.

(c)   Reflects consolidated cash and cash equivalents at September 30, 2010 (rounded) for Old GGP as reported in the historical consolidated financial statements included elsewhere in this prospectus.

(d)   The Plan provides that matured Rouse notes, and any accrued interest on all Rouse notes, shall be paid in full. These pro forma financial statements assume that any unmatured Rouse notes will be reinstated or exchanged for new notes pursuant to the Plan. See “Description of Certain Indebtedness—Existing Rouse Notes and New Rouse Notes.”

Notes to Pro Forma Condensed Consolidated Balance Sheet (Continued)

(D)          Cash and cash equivalents:

The pro forma net adjustment to cash and cash equivalents as of September 30, 2010, is estimated as follows:

	(In Thousands)
Equity contribution from Plan Sponsors, the Blackstone Investors and Texas Teachers pursuant to the Plan, less	$6,800,000
2006 credit facility claims	2,711,000
Rouse noteholder claims	875,000	(d)
GGPLP Exchangeable note claims	1,675,000	(d)
DIP loan claims, including principal	402,000
Other secured and unsecured claims	442,000
Loan payments and other escrows related to restructuring	178,000
THHC set up costs	15,000
Transaction fees and expenses	358,000
Net Cash and cash equivalents adjustment, as rounded	$144,000

(E)           Prepaid expenses and other assets:

The pro forma net change to prepaid expenses and other assets as of September 30, 2010 is estimated at $35.7 million related to projected vacant tenant and other property loan escrows which are required to be funded on the Effective Date based on certain property level loan agreements.

(F)           Mortgages, notes and loans payable:

The pro forma net change to mortgages, notes and loans payable as of September 30, 2010 is estimated at approximately $2.0 billion, which consists of the following:

(In Thousands)
Reclassification of Mortgages, notes and loans payable subject to compromise	$6,868,184
Issuance of Pershing Square Bridge Notes	350,000
Payment of pre-petition debt	(4,722,500)
Repayment of Old GGP’s DIP facility	(400,000)
Repayment of property level mezzanine loans	(142,500)
Mortgages, notes and loans payable adjustment	$1,953,184

Notes to Pro Forma Condensed Consolidated Balance Sheet (Continued)

(G)          Accounts payable and accrued expenses:

The pro forma net decrease to accounts payable and accrued expenses as of September 30, 2010 is estimated at $36.5 million, which consists of the following:

(In Thousands)
Reclassification of Accounts payable and accrued expenses subject to compromise	$830,579
Accrual of THHC tax indemnity	303,750
Payment of accrued interest	(581,662)
Payment of Hughes heirs obligation	(230,000)
Transaction fees and expenses paid in accordance with the Plan	(189,568)
Claim distributions in accordance with the Plan	(148,667)
Accrued Operating Partnership preferred dividend distribution	(20,900)
Accounts payable and accrued expenses adjustment	$(36,468)

See “Plan of Reorganization—The Plan of Reorganization and Disclosure Statement—Funding of the Plan—Spinco Note and Tax Indemnity—Tax Indemnity.”

(H)          Liabilities subject to compromise:

The pro forma adjustment is to reclassify certain amounts to accounts payable and accrued expenses or mortgages, notes and loans payable from the liabilities subject to compromise reported as of September 30, 2010 by $7.7 billion, consisting of approximately $6.9 billion of mortgages, notes and loans payable and $830.6 million of accounts payable and accrued expenses to reflect Old GGP’s emergence from bankruptcy.

(I)            Common Stockholders’ equity:

The pro forma adjustment to common stockholders’ equity as of September 30, 2010 is estimated at approximately $6.0 billion. The pro forma amount also assumes the elimination of all treasury stock ($76.8 million) as a result of Old GGP’s emergence from bankruptcy.

Equity contribution pursuant to the Plan, excluding the Pershing Square Bridge Notes	$6,450,000
THHC tax indemnification	(303,750)
Reorganization and transaction fees	(184,329)
Net Common stockholders equity adjustment	$5,961,921

The Plan also provides for the issuance of 103 million interim warrants (issued May 10, 2010) to Brookfield Investor and Fairholme, to purchase shares of Old GGP common stock, at an exercise price of $15.00 per share. The interim warrants may only be exercised if the Investment Agreements are not consummated, and, accordingly, no historical or pro forma expense has been recognized. Upon consummation of the Plan, all interim warrants will be cancelled and warrants to purchase New GGP common stock and THHC common stock will be issued to each of the Plan Sponsors and the Blackstone Investors. See “Description of Common Stock—Warrants.” The estimated $338.5 million value of the 120 million permanent warrants for New GGP common stock issued to the Plan Sponsors, has been reflected as an adjustment to the equity contribution of the Plan Sponsors. This estimated value will be recalculated as the value of the New GGP common stock becomes known on the Effective Date.

Notes to Pro Forma Condensed Consolidated Balance Sheet (Continued)

(J)            Acquisition Method of Accounting Adjustments:

The acquisition method of accounting has been applied to the assets and liabilities of New GGP to reflect the Plan, the THHC distribution and the offering of the common stock in this prospectus. The acquisition method of accounting adjustments reflect allocation of the estimated purchase price as presented in the table below. The acquisition method of accounting column reflects the amounts required to adjust the carrying values of our assets and liabilities, after giving effect to the transactions pursuant to the Plan, the THHC distribution and the offering of common stock as described in this prospectus, to the fair values of such remaining assets and liabilities and redeemable non-controlling interests, with the offset to common equity, as provided by the acquisition method of accounting (ASC 805). As described earlier, upon the Effective Date, the ultimate purchase price and fair value of assets and liabilities can be computed and the amounts estimated below will change. However, the adjustments presented in the pro forma condensed consolidated financial information reflect our good faith estimates which we believe to be reasonable in light of the facts and circumstances as they exist on the date of this prospectus, and on that basis we assume responsibility for their accuracy. Elements of Old GGP’s working capital have been reflected at current carrying amounts as such short-term items are assumed to be settled in cash within 12 months at such values.

Notes to Pro Forma Condensed Consolidated Balance Sheet (Continued)

Estimated Purchase Price Allocation

(in thousands)

Sources of funds		$7,430,000
Less: Cash on hand		(630,000)
Plus: Existing GGP common equity*		4,463,788
Plus: Assumed liabilities
Fair value of mortgages, notes and loans payable		19,153,738
Deferred tax liabilities		38,803
Accounts payable and accrued expenses:
Below-market tenant leases	1,078,864
THHC tax indemnity	303,750
Accounts payable to affiliates	234,379
Accrued payroll and bonus	217,779
Accounts payable	123,237
Real estate tax payable	110,361
Uncertain tax position liability	66,100
Above-market ground leases	9,261
Other accounts payable and accrued expenses	14,681
Total accounts payable and accrued expenses		2,158,412
Total assumed liabilities		21,350,953
Plus: Total redeemable noncontrolling interests		224,066
Plus: Noncontrolling interests in consolidated real estate affiliates		73,086
Total purchase price		$32,911,893
Land		$5,583,851
Buildings and equipment:
Buildings and equipment	19,877,803
In-place leases	1,417,904
Lease commissions	151,633
Total buildings and equipment		21,447,340
Developments in progress		126,522
Investment in and loans to/from Unconsolidated Real Estate Affiliates		2,477,064
Cash and cash equivalents		985,457
Accounts and notes receivable, net		84,745
Prepaid expenses and other assets:
Above-market tenant leases	1,593,659
Below-market ground leases	210,294
Security and escrow deposits	188,852
Prepaid expenses	88,447
Real estate tax stabilization agreement	78,255
Deferred tax assets	31,798
Other prepaid expenses and other assets	15,609
Total prepaid expenses and other assets		2,206,914
Total fair value of assets		$32,911,893

*                                         Calculated as outstanding Old GGP common stock at September 30, 2010 at an estimated value of $14 per share based on the “when-issued” closing price of the New GGP common stock on the NYSE on November 5, 2010.

(K)                              Net property and equipment:

Reflects an acquisition method of accounting adjustment of $6.3 billion to reset the carrying value of the respective property assets to fair value. Land has an indefinite useful life and is not depreciated. Buildings and equipment generally have a useful life of 15 to 45 years. Buildings and equipment

Notes to Pro Forma Condensed Consolidated Balance Sheet (Continued)

includes the in-place value of tenant leases. In-place tenant leases are amortized over periods that approximate the related non-cancelable remaining lease terms. Depreciable assets were marked to fair value. These fair values reflect Old GGP’s previously existing accumulated depreciation balance being marked to $0. The value of tenant relationships has been considered in the re-leasing assumptions made in reflecting the value of in-place leases.

(L)                                Investment in and loans to/from Unconsolidated Real Estate Affiliates:

Old GGP accounts for its Unconsolidated Real Estate Affiliates under the equity method. Equity method investments in the joint ventures underlying the Investment in and loans to/from Unconsolidated Real Estate Affiliates are also subject to acquisition method of accounting adjustments whereby the accounting basis in the assets and liabilities of the unconsolidated joint ventures are recorded at fair value, and accumulated depreciation of such assets are recorded at $0. Adjustments to Investment in and loans to/from Unconsolidated Real Estate Affiliates were also made to reflect the specific asset disposition and venture liquidation provisions of the joint venture agreements if our ultimate liquidation proceeds pursuant to the joint venture agreements would not be equal to our ratable share of a deemed liquidation of the joint venture at fair value. These adjustments equal $708.5 million in the aggregate. Investments in Unconsolidated Real Estate Affiliates reflected as a liability of $46.1 million have been set to fair value, in all cases an asset amount as such liabilities were previously a function of the equity method of accounting where distributions have exceeded our capital investments, adjusted by our share of earnings, from such joint ventures.

(M)                            Investment property and property held for development and sale:

The remaining amounts at Old GGP properties that are not distributed to THHC, previously reflected at a historical cost of approximately $12.4 million, have been combined with the fair value of the underlying properties as the increase in property value inherent in such projects, reflecting estimated costs to complete and estimated incremental cash flow from such projects, was used to calculate such fair values.

(N)                               Accounts and notes receivable, net:

Includes an adjustment of $279.4 million to reflect the elimination of previously recorded straight-line rents receivable as of the Effective Date.

(O)                               Goodwill:

Includes an adjustment of $199.7 million to reflect goodwill at $0 due to the fact that New GGP’s fair value has been allocated to all of its tangible and identifiable intangible assets and liabilities.

(P)                                 Deferred Expenses, net:

Old GGP’s deferred expenses consisted principally of financing fees and leasing costs and commissions. Includes an adjustment of $254.1 million to reflect a fair value of $0 for such deferred expenses because Old GGP reflects the future benefit of these finance fees and leasing costs in the estimated fair values of Mortgages, notes and loans payable and Investments in real estate, respectively.

(Q)                               Prepaid expenses and other assets:

The approximately $1.6 billion adjustment to prepaid expenses and other assets consists of acquisition method of accounting adjustments to reflect tangible and identified intangible assets at fair value as detailed in Note (J) above. The intangible assets reflected in prepaid expenses and other assets have been recognized pursuant to the acquisition method of accounting and consist of above market leases where we are the lessor (generally, leases to our retail and other tenants) or below market ground leases where we are the lessee (i.e., where we own real estate subject to a ground lease), a real

Notes to Pro Forma Condensed Consolidated Balance Sheet (Continued)

estate tax stabilization agreement (an agreement with a local municipality with respect to future real estate tax obligations), and certain other contractual arrangements. These acquisition accounting intangible assets are amortized over the estimated useful life or contractual term of each underlying asset on a lease or contract specific basis.

(R)                               Mortgages, notes and loans payable:

Represents a $545.5 million adjustment to reflect the fair value of mortgages, notes and loans payable. The acquisition method of accounting provides debt be fair valued using contractual cash flows and current estimated market interest rates, including the rates for the mortgages, notes and loans payable as modified, extended and approved by the previously confirmed plans of reorganization of Old GGP’s subsidiaries or as specified in the Plan. The resulting discount or premium is a non-cash item which will be amortized or accreted over the remaining loan term on the effective yield method and reflected as a component of pro forma interest expense as described below. The weighted average interest rate utilized to estimate the fair value of debt was 4.82% and a 0.25% increase in such estimated rate would yield an approximate $200 million decrease in the estimated fair value of such debt.

(S)                                 Deferred tax assets and liabilities:

Represents an adjustment of approximately $1.5 million to reflect the re-measurement of Old GGP’s deferred tax assets (reflected in prepaid and other assets) and liabilities utilizing the adjusted pro forma carrying amounts of New GGP’s assets and liabilities and the current taxable and non-taxable entities to be held by New GGP after the distribution of the THHC assets and liabilities.

(T)                                Accounts payable and accrued expenses:

The approximately $1.2 billion adjustment to accounts payable and accrued expenses consists of acquisition method of accounting adjustments to reflect tangible and identified intangible liabilities at fair value as detailed in Note (J) above. The intangible liabilities reflected in accounts payable and accrued expenses have been recognized pursuant to the acquisition method of accounting and consist of below market leases where we are the lessor (generally, leases to our retail and other tenants) or above market ground leases where we are the lessee (i.e., where we own real estate subject to a ground lease). These acquisition accounting intangible liabilities are amortized over the estimated useful life or contractual term of each underlying liability on a lease specific basis (including any assumed below market renewal options as discussed in the introduction to the “Unaudited Pro Forma Condensed Consolidated Financial Information”).

(U)                               Redeemable noncontrolling interests:

Reflects an adjustment of $11.8 million to fair value the common and preferred units in GGPLP in the accompanying pro forma balance sheet at September 30, 2010; such units are classified outside of permanent equity as provided by ASC 480-10-S99-3 as redemption of such units are not solely within the control of the Company. ASC 805-10 and 810-10 further provide that such units be reported at the greater of the carrying amount (adjusted for income and dividends) or fair value. Accordingly, redeemable noncontrolling interests are carried at fair value as of September 30, 2010 in the historical consolidated financial statements as provided by GAAP and the pro forma statements are reflective of the revised conversion rates and book values per unit as a result of the Plan. Treasury stock has been reduced to $0 as Old GGP stock is cancelled per the Plan and only current stockholders of Old GGP are issued New GGP stock.

Notes to Pro Forma Condensed Consolidated Balance Sheet (Continued)

(V)                               Common stockholders’ equity:

The acquisition method of accounting yields numerous adjustments to assets and liabilities as described above. The net effect of such approximately $6.1 billion adjustment is presented as an increase in common stockholders’ equity, including the acquisition of Old GGP stockholder common stock with New GGP, Inc. common stock at an estimated value of $14.00 per share based upon the “when-issued” closing price of the New GGP common stock on the NYSE on November 5, 2010.

(W)                            Noncontrolling interests in consolidated real estate affiliates:

Represents an adjustment of $49.9 million to noncontrolling interests in our consolidated real estate affiliates to reflect the increase in the value of the consolidated venture’s net assets attributable to such noncontrolling joint venture partners.

Old GGP

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the Year Ended December 31, 2009

	Historical	Less Distribution of THHC(A)	Offering	Plan		Acquisition Accounting		Total
	(In thousands)
Revenues:
Minimum rents	$1,992,046	$65,653	$—	$—		$(59,332	)(G)	$1,867,061
Tenant recoveries	883,595	19,642	—	—		—		863,953
Overage rents	52,306	2,701	—	—		—		49,605
Land sales	45,997	45,997	—	—		—		—
Management fees and other corporate revenues	75,851	23	—	6,382	(B)	—		82,210
Other	86,019	2,333	—	—		—		83,686
Total revenues	3,135,814	136,349	—	6,382		(59,332)		2,946,515
Expenses:
Real estate taxes	280,895	13,827	—	—		907	(H)	267,975
Property maintenance costs	119,270	5,572	—	—		—		113,698
Marketing	34,363	1,071	—	—		—		33,292
Other property operating costs	529,686	32,573	—	—		(1,416	)(I)	495,697
Land sales operations	50,807	50,807	—	—		—		—
Provision for doubtful accounts	30,331	2,539	—	—		—		27,792
Property management and other costs	176,876	17,645	—	600	(C)	—		159,831
General and administrative	28,608	—	—	—		—		28,608
Strategic initiatives	67,341	5,380	—	—		—		61,961
Provisions for impairment	1,223,810	680,683	—	—		—		543,127
Depreciation and amortization	755,161	19,841	—	—		376,337	(J)	1,111,657
Total expenses	3,297,148	829,938	—	600		375,828		2,843,638
Operating income (loss)	(161,334)	(693,589)	—	5,782		(435,160)		102,877
Interest income	3,321	1,689	—	—		—		1,632
Interest expense	(1,311,283)	(1,337)	—	147,220	(D)	(25,129	)(K)	(1,187,855)
Loss before income taxes, noncontrolling interests, equity in income of Unconsolidated Real Estate Affiliates and reorganization items	(1,469,296)	(693,237)	—	153,002		(460,289)		(1,083,346)
(Provision for) benefit from income taxes	14,610	22,585	—	2,073	(E)	—		(5,902)
Equity in income of Unconsolidated Real Estate Affiliates	4,635	(28,209)	—	—		(21,256	)(L)	11,588
Reorganization items	146,190	(6,963)	—	(153,153	)(F)	—		—
Income (loss) from continuing operations	$(1,303,861)	$(705,824)	$—	$1,922		$(481,545)		$(1,077,660)
Basic and diluted (loss) earnings per share:
Basic	$(4.11)							$(1.12	)(M)
Diluted	$(4.11)							$(1.12	)(M)
Weighted average numbers of common shares outstanding:
Basic	311,993							931,383	(M)
Diluted	311,993							931,383	(M)

Old GGP

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the Nine Months Ended September 30, 2010

	Historical	Less Distribution of THHC(A)	Offering	Plan		Acquisition Accounting		Total
	(In thousands)
Revenues:
Minimum rents	$1,464,650	$50,349	$—	$—		$(49,252	)(G)	$1,365,049
Tenant recoveries	647,744	13,890	—	—		—		633,854
Overage rents	28,126	1,738	—	—		—		26,388
Land sales	85,325	22,141	—	—		—		63,184
Management fees and other corporate revenues	48,063	—	—	4,787	(B)	—		52,850
Other	62,337	3,762	—	—		—		58,575
Total revenues	2,336,245	91,880	—	4,787		(49,252)		2,199,900
Expenses:
Real estate taxes	214,496	11,172	—	—		680	(H)	204,004
Property maintenance costs	89,207	4,766	—	—		—		84,441
Marketing	22,374	755	—	—		—		21,619
Other property operating costs	387,713	24,828	—	—		(1,028	)(I)	361,857
Land sales operations	89,001	33,540	—	—		—		55,461
Provision for doubtful accounts	15,575	1,101	—	—		—		14,474
Property management and other costs	125,007	12,463	—	450	(C)	—		112,994
General and administrative	22,707	—	—	—		—		22,707
Strategic initiatives	—	—	—	—		—		—
Provisions for impairment	35,893	578	—	—		—		35,315
Depreciation and amortization	527,956	12,535	—	—		318,323	(J)	833,744
Total expenses	1,529,929	101,738	—	450		317,975		1,746,616
Operating income (loss)	806,316	(9,858)	—	4,337		(367,227)		453,284
Interest income	1,087	118	—	—		—		969
Interest expense	(1,050,241)	(2,690)	—	116,965	(D)	(20,993	)(K)	(951,579)
Loss before income taxes, noncontrolling interests, equity in income of Unconsolidated Real Estate Affiliates and reorganization items	(242,838)	(12,430)	—	121,302		(388,220)		(497,326)
(Provision for) benefit from income taxes	(19,797)	(13,352)	—	—	(E)	—		(6,445)
Equity in income of Unconsolidated Real Estate Affiliates	60,441	6,394	—	—		(15,942	)(L)	38,105
Reorganization items	(93,216)	(42,476)	—	50,740	(F)	—		—
Income (loss) from continuing operations	$(295,410)	$(61,864)	$—	$172,042		$(404,162)		$(465,666)
Basic and diluted (loss) earnings per share:
Basic	$(0.94)							$(0.49	)(M)
Diluted	$(0.94)							$(0.49	)(M)
Weighted average numbers of common shares outstanding:
Basic	316,849							936,239	(M)
Diluted	316,849							936,239	(M)

Old GGP

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the Nine Months Ended September 30, 2009

	Historical	Less Distribution of THHC(A)	Offering	Plan		Acquisition Accounting		Total
	(In thousands)
Revenues:
Minimum rents	$1,487,288	$49,390	$—	$—		$(51,104	)(G)	$1,386,794
Tenant recoveries	674,750	14,827	—	—		—		659,923
Overage rents	26,214	1,465	—	—		—		24,749
Land sales	38,844	38,844	—	—		—		—
Management fees and other corporate revenues	57,569	23	—	4,787	(B)	—		62,333
Other	57,031	832	—	—		—		56,199
Total revenues	2,341,696	105,381	—	4,787		(51,104)		2,189,998

Expenses:
Real estate taxes	210,443	10,111	—	—		680	(H)	201,012
Property maintenance costs	77,704	3,617	—	—		—		74,087
Marketing	21,840	738	—	—		—		21,102
Other property operating costs	394,414	24,372	—	—		(1,065	)(I)	368,977
Land sales operations	42,046	42,046	—	—		—		—
Provision for doubtful accounts	25,104	1,181	—	—		—		23,923
Property management and other costs	130,485	13,024	—	450	(C)	—		117,911
General and administrative	22,436	—	—	—		—		22,436
Strategic initiatives	67,341	5,380	—	—		—		61,961
Provisions for impairment	474,420	181,273	—	—		—		293,147
Depreciation and amortization	576,103	15,221	—	—		272,862	(J)	833,744
Total expenses	2,042,336	296,963	—	450		272,477		2,018,300
Operating income (loss)	299,360	(191,582)	—	4,337		(323,581)		171,698
Interest income	1,754	487	—	—		—		1,267
Interest expense	(983,198)	811	—	102,522	(D)	(21,591	)(K)	(903,078)
Loss before income taxes, noncontrolling interests, equity in income of Unconsolidated Real Estate Affiliates and reorganization items	(682,084)	(190,284)	—	106,859		(345,172)		(730,113)
(Provision for) benefit from income taxes	10,202	15,849	—	2,073	(E)	—		(3,574)
Equity in income of Unconsolidated Real Estate Affiliates	39,218	3,090	—	—		(15,942	)(L)	20,186
Reorganization items	(47,515)	(3,832)	—	43,683	(F)	—		—
Income (loss) from continuing operations	$(680,179)	$(175,177)	$—	$152,615		$(361,114)		$(713,501)

Basic and diluted (loss) earnings per share:
Basic	$(2.16)							$(0.75	)(M)
Diluted	$(2.16)							$(0.75	)(M)

Weighted average numbers of common shares outstanding:
Basic	311,861							931,251	(M)
Diluted	311,861							931,251	(M)

Old GGP

Notes to Pro Forma Condensed Consolidated Statements of Operations

(A)       Distribution of THHC:

Reflects the revenues and expenses transferred to THHC pursuant to the Plan. In particular, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Distribution of THHC," the assets and liabilities to be transferred to THHC pursuant to a tax-free exchange, are expected to consist of all of Old GGP's master-planned communities, nine mixed-use development opportunities, four potential mall development projects, seven redevelopment properties and other miscellaneous real estate interests. THHC will be capitalized with $250 million of initial equity from the Plan Sponsors pursuant to their investment agreements and Old GGP equity owners are expected to own a majority equity interest in THHC as of the Effective Date. Intercompany balances and transactions between entities to be owned by New GGP and THHC after the Effective Date that were previously eliminated within the historical financial statements of Old GGP, to the extent not specifically addressed by the provisions of the Plan, have been restored. The pro forma adjustments for the distribution of THHC do not reflect the new ownership structure or taxable status contemplated for THHC, the incremental costs that THHC will incur as a stand-alone public company or the costs associated with the transition services agreement that Old GGP expects to enter into with THHC on our behalf on or prior to the Effective Date. Accordingly, such pro forma adjustments for the THHC distribution will not agree to other financial information filed by THHC with respect to its results of operations.

(B)       Management fees and other corporate revenues:

Reflects an adjustment of $6.4 million relating to Transition Services Agreement revenues of $6 million annually (pro rata for the nine month periods presented) as well as certain rents (approximately $0.3 million) pursuant to a six month lease which commenced with THHC on the Effective Date.

(C)       Property management and other costs:

Reflects rental expense for certain corporate office space owned by THHC of $0.6 million annually (pro rata for the nine month periods presented).

(D)       Interest expense:

Reflects the reduction in interest expense of $147.2 million, approximately $117.0 million and $102.5 million for the year ended December 31, 2009, the nine months ended September 30, 2010 and the nine months ended September 30, 2009, respectively, due to the repayment or replacement of certain of Old GGP's debt as provided by the Plan. In addition, $1.650 billion of unmatured Rouse notes are expected to be reinstated pursuant to the Plan.

(E)        (Provision for) benefit from income taxes:

Reflects the pro forma adjustments of $2.1 million, $0 and $2.1 million for the year ended December 31, 2009, the nine months ended September 30, 2010 and the nine months ended September 30, 2009, respectively, to income tax effect the Plan adjustments at an average tax rate of approximately 39.09%.

(F)         Reorganization items:

Expenses for all reorganization items of ($153.2) million, $50.7 million and $43.7 million for the year ended December 31, 2009, the nine months ended September 30, 2010 and the nine months ended September 30, 2009, respectively, have been reversed as the Plan is assumed to be effective and all Old

Old GGP

Notes to Pro Forma Condensed Consolidated Statements of Operations (Continued)

GGP Debtors are deemed to have emerged from bankruptcy as of the first day of the periods presented and, accordingly, such expenses or items would not be incurred.

(G)       Minimum rents:

Minimum rent receipts are recognized on a straight-line basis over periods that reflect the related lease terms. Acquisition accounting adjustments reflect a change in the periods over which such items are recognized, as compared to Old GGP. Minimum rent revenues also include accretion and amortization related to above and below-market portions of tenant leases. Acquisition accounting adjustments reflect adjusted amortization due to the revaluation of the above described intangibles and, as compared to Old GGP, the shortened periods over which such items are recognized.

	December 31, 2009	September 30, 2010	September 30, 2009
Acquisition accounting straight-line rent	$71,796	$53,847	$53,847
Reversal of historical straight-line rent	(26,803)	(26,843)	(26,981)
Acquisition accounting below-market tenant lease amortization	209,486	157,115	157,115
Acquisition accounting above-market tenant lease amortization	(304,965)	(228,724)	(228,724)
Reversal of historical above-market and below-market tenant lease amortization, net	(8,846)	(4,647)	(6,361)

Minimum rents acquisition accounting pro forma adjustment	$(59,332)	$(49,252)	$(51,104)

(H)      Real estate taxes:

Acquisition accounting adjustments reflect adjusted amortization due to the revaluation of the real estate tax stabilization agreement.

	December 31, 2009	September 30, 2010	September 30, 2009
Acquisition accounting real estate tax stabilization agreement amortization	$4,831	$3,623	$3,623
Reversal of historical real estate tax stabilization agreement amortization	(3,924)	(2,943)	(2,943)

Real estate taxes acquisition accounting pro forma adjustment	$907	$680	$680

(I)           Other property operating costs:

Other property operating costs have been adjusted to reflect acquisition method of accounting intangible assets and liabilities for ground leases where Old GGP is the lessee and for certain other contractual arrangements. Acquisition accounting adjustments reflect adjusted amortization due to the

Old GGP

Notes to Pro Forma Condensed Consolidated Statements of Operations (Continued)

revaluation of the above described intangibles and, as compared to Old GGP, the shortened periods over which such items are recognized.

	December 31, 2009	September 30, 2010	September 30, 2009
Below-market ground leases amortization	$5,191	$3,893	$3,893
Above-market ground leases amortization	(250)	(188)	(188)
Reversal of historical above-market and below-market ground leases, net	(6,357)	(4,733)	(4,770)

Property operating expenses acquisition accounting pro forma adjustment	$(1,416)	$(1,028)	$(1,065)

(J)           Depreciation and amortization:

Adjusts depreciation and amortization expense related to the adjustments of estimated useful lives and contractual terms as well as the fair valuation of the underlying assets and liabilities, resulting in changes to the rate and amount of depreciation and amortization.

	December 31, 2009	September 30, 2010	September 30, 2009
Buildings and equipment depreciation	$669,955	$502,466	$502,466
In-place leases amortization	415,427	311,570	311,570
Lease commissions amortization	26,276	19,707	19,707
Reversal of historical depreciation and amortization	(735,321)	(515,420)	(560,881)

Depreciation and amortization acquisition accounting pro forma adjustment	$376,337	$318,323	$272,862

(K)      Interest expense:

Reflects a non-cash adjustment to interest expense of $25.1 million, approximately $21.0 million and $21.6 million for the year ended December 31, 2009, the nine months ended September 30, 2010 and the nine months ended September 30, 2009, respectively, due to the fair valuing of debt as a result of the acquisition method of accounting. Mortgages, notes and loans payable have been fair valued using contractual cash flows as current estimate interest rates, including such debt as modified, extended and approved by the respective plans of reorganization of Old GGP’s subsidiaries or as specified in the Plan. The resulting discounts or premiums (which are non-cash items) have been amortized or accreted over the remaining loan term on the effective yield method and reported as a component of interest expense.

A 0.25% increase or decrease in the effective interest rate for our variable rate loans would increase or decrease the pro forma interest expense by $6.8 million for the year ended December 31, 2009 and $3.4 million for the nine months ended September 30, 2010.

(L)        Equity in income of Unconsolidated Real Estate Affiliates:

Reflects the allocation of the total of all respective pro forma adjustments, substantially all of which are related to depreciation, of $21.3 million, $15.9 million and $15.9 million for the year ended December 31, 2009, the nine months ended September 30, 2010 and the nine months ended September 30, 2009, respectively. Depreciation adjustments reflect the adjusted fair value of the property owned by the Unconsolidated Rest Estate Affiliates pursuant to the acquisition method of

Old GGP

Notes to Pro Forma Condensed Consolidated Statements of Operations (Continued)

accounting, depreciated over the estimated useful life of the property for the applicable period, and adjusted for GGP’s allocable sharing percentage under the applicable joint venture agreements.

(M)    Pro Forma Earnings and Earnings Per Share:

Included in pro forma earnings for the periods presented, after giving effect to the distribution of THHC and the acquisition adjustments listed above, are as follows:

	December 31, 2009	September 30, 2010	September 30, 2009

Minimum rents acquisition accounting pro forma adjustment	$(59,332)	$(49,252)	$(51,104)
Real estate taxes acquisition accounting pro forma adjustment	(907)	(680)	(680)
Property operating expenses acquisition accounting pro forma adjustment	1,416	1,028	1,065
Depreciation and amortization acquisition accounting pro forma adjustment	(376,337)	(318,323)	(272,862)

Operating loss	$(435,160)	$(367,227)	$(323,581)

Reflects the earnings per share effect of approximately 135 million shares of common stock offered by this prospectus, which assumes $14.00 per share and reflects the earnings per share effect of approximately 546.5 million shares of common stock issued to the Plan Sponsors, the Blackstone Investors and Texas Teachers pursuant to the Plan.

The pro forma condensed consolidated statements of operations do not include any expense related to the conversion of Old GGP options to acquire Old GGP common stock into options to acquire New GGP and THHC common stock as such options are fully vested at the Effective Date and no service period expense or compensation expense is therefore recognizable under ASC 718-20. In addition, as all pro forma periods reflect losses, no dilutive effect of these options is presented as all options outstanding are anti-dilutive. Finally, the acceleration of the expense associated with the existing options has not been reflected in the pro forma statements of operations as it is not material.

Holders of in-the-money options under Old GGP’s 1998 Incentive Stock Plan have the right to elect, within sixty days after the Effective Date, to surrender such options for a cash payment equal to the amount by which the highest reported sales price for a share of Old GGP common stock during the sixty-day period prior to and including the Effective Date exceeds the exercise price per share under such option, multiplied by the number of shares of common stock subject to such option. If all holders of all such in-the-money options elected to receive a cash payment, the maximum amount of cash that would be required to be paid would be less than $450,000.

Excludes the impact of any dilution resulting from the terms of the employment agreement with Mr. Sandeep Mathrani to be effective as of January 17, 2010, which provides for the issuance of restricted stock and options and is not a transaction pursuant to the Plan.